December 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	Indonesia Energy Corporation Limited
Registration Statement on Form F-1, as amended
Originally filed July 30, 2019
File No. 333-232894

Dear Ms. Nguyen:

As the underwriter of the proposed offering of Indonesia Energy Corporation Limited (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated December 16, 2019 for the above-referenced Registration Statement.

AEGIS CAPITAL CORP.

By:	/s/ Joseph Rallo
	Name:	Joseph Rallo
	Title:	Co-Head of Investment Banking